Dear shareholders,

The challenges facing Pacific Rim specifically and many public companies in general continued without abatement during Q3 2009. While we have continued our diplomatic efforts within El Salvador to obtain the environmental and mining permits to which we are entitled, during Q3 2009 we also commenced a legal action to seek financial compensation in the event the El Dorado permits are not provided by the government of El Salvador, focused on preparing the Company for a protracted economic downturn in which financing may be scarce, and began evaluating advanced exploration opportunities outside of El Salvador.

In December 2008 Pacific Rim commenced proceedings against the government of El Salvador under the Central America-Dominican Republic-United States of America Free Trade Agreement (commonly known as CAFTA) by filing a Notice of Intent (“NOI”) to seek arbitration proceedings. Under CAFTA rules, a 90-day period must elapse between filing of the NOI and commencement of the arbitration process. This 90-day period, intended to provide time to resolve the dispute prior to the commencement of arbitration proceedings, expired on March 9, 2009 without issuance of the El Dorado environmental or mining permits. The Company is now eligible to seek arbitration under CAFTA.

On March 15, 2009 a new President of El Salvador will be elected (the current President, Antonio Saca, is constitutionally prohibited from running for a second term). In deference to this democratic process, Pacific Rim will wait until after the election is decided and then evaluate the post-election climate for mining in El Salvador before initiating CAFTA arbitration proceedings.

It is no secret that over the past months the global economy has been under enormous pressure and stock markets, commodities and capital costs have experienced substantial decreases in value and increases in volatility. Coincident with these global economic and market changes over the past several months, Pacific Rim’s El Dorado feasibility study was in the process of completion by its engineering consultants. Consequently, many of the input costs that were to be used in the study were recently determined to be effectively obsolete. Faced with the options of completing the study now using updated costs when the capital and commodity markets are still in a state of flux, or deferring completion of the study until these input costs are more reflective of the economic conditions and their price volatility is reduced, the Company elected the latter, which offers the added benefit of allowing for additional time to gain clarity on the El Dorado mining permit. We are very confident in the future economic validation of the El Dorado deposits and the outstanding upside to the current resource base.

We encourage you to take the time to read our Management’s Discussion and Analysis and interim Consolidated Financial Statements, which will provide you with a complete overview of your company’s fiscal 2009 third quarter business and financial conditions and an outlook for the remainder of the fiscal year.

Sincerely,

Tom Shrake	Catherine McLeod-Seltzer
President & CEO	Chairman

March 11, 2009